NEWS RELEASE 06-48	December 7, 2006

TECK COMINCO EXCERCISES EARN-BACK RIGHTS ON FOUR MORE FRONTEER GOLD PROJECTS,
NORTHWESTERN TURKEY

Fronteer Development Group Inc. ("Fronteer") (FRG-TSX/AMEX) announces that Teck Cominco Limited’s Turkish subsidiary, Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (“TCAM”), has elected to exercise its right to earn a 60% interest in four more gold projects in northwestern Turkey. As a result of TCAM’s election, Fronteer is deemed to have earned a 100% interest in the properties. These projects include: Halilaga, Pirentepe, TV Tower and Dedidagi.

To earn its interest in any one project, TCAM must spend 3.5 times Fronteer’s expenditures on that project over the next three years, half of which must be spent within the first year. TCAM can earn an additional 10% on a project by completing additional requirements. Fronteer retains its 100% ownership of any project until TCAM has completed its earn-back requirements on that project. Moving forward, TCAM will be the project operator. Fronteer will maintain technical involvement, ensuring project continuity.

TCAM has now exercised its earn-back right on all six of Fronteer’s designated projects (including Kirazli and Agi Dagi) in northwestern Turkey. This is a reflection of the quality of the work carried out by the Fronteer and TCAM staff and is a testament to the world class potential of this emerging gold district. We are delighted with TCAM’s decision and are optimistic that these projects will continue to develop into important gold assets for both Fronteer and Teck Cominco.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. There are currently 10 drill rigs operating in Turkey and one drill rig operating in Mexico on two gold-silver projects. Fronteer also has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon where it has just completed an extensive exploration program. Fronteer holds a 47.2% interest in Aurora Energy Resources (AXU-TSX). Fronteer has a strong balance sheet with approximately CDN$41 million in cash and marketable securities.

For further information on Fronteer visit www.fronteergroup.com or contact:

Dr. Mark O'Dea, President & CEO

Sean Tetzlaff, CFO & Corporate Secretary

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of copper and gold, economic and political stability in Canada and Turkey, environmental risks and haza increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.